

13000629

NO ACT

PE 01/24/2013 DC

Received SEC

JAN 30 2013

Washington, DC 20549

January 30, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Act: 1934
Section:
Rule: 12g-4
Public Availability: 1-30-13

Re: Birmingham Bloomfield Bancshares, Inc.
Incoming letter dated January 24, 2013

Based on the facts presented, the Division will not object if Birmingham Bloomfield Bancshares stops filing periodic and current reports under the Exchange Act, including its annual report on Form 10-K for the year ended December 31, 2012. In reaching this position, we note that Birmingham Bloomfield Bancshares has filed a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-8, and that post-effective amendment is effective. We assume that, consistent with the representations made in your letter, Birmingham Bloomfield Bancshares will file a certification on Form 15, which will indicate that Birmingham Bloomfield Bancshares is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3(b)(1)(i), as permitted pursuant to the no-action relief provided in this response, on or before the due date of its Form 10-K for the year ended December 31, 2012.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carmen Moncada-Terry
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

January 30, 2013

Mail Stop 4561

David J. Mack
Shumaker, Loop & Kendrick, LLP
1000 Jackson Street
Toledo, Ohio 43604-5573

Re: Birmingham Bloomfield Bancshares, Inc.

Dear Mr. Mack:

In regard to your letter of January 24, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SHUMAKER.
Shumaker, Loop & Kendrick, LLP

1000 Jackson Street
Toledo, Ohio 43604-5573
419.241.9000
419.241.6894 fax
www.slk-law.com

DAVID J. MACK
(419) 321-1396
dmack@slk-law.com

Securities Exchange Act of 1934, as amended:
Section 12(g)(4) and Rule 12g-4; Section 12(h) and
Rule 12h-3; Sections 13(a) and 15(d)

January 24, 2013

VIA ELECTRONIC SUBMISSION

SEC Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re: **Birmingham Bloomfield Bancshares, Inc. – Commission File No. 000-52584**
Request for No Action Letter

Dear Office of Chief Counsel:

On behalf of our client, Birmingham Bloomfield Bancshares, Inc., a Michigan corporation and registered bank holding company with its principal offices located at 33583 Woodward Avenue, Birmingham, Michigan 48009 (the "Company"), we hereby request that the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that the update and deemed effectiveness of its registration statement on Form S-8, in connection with the incorporation by reference therein of the Company's Form 10-K for the year ended December 31, 2011, as filed with the Commission on March 30, 2012, would not preclude the Company from using Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder for the Company's 2012 fiscal year, including its Annual Report on Form 10-K for the year ended December 31, 2012. In addition, because Rule 12h-3(b) has not yet been revised by the Commission to reflect the increased shareholder threshold from 300 to 1,200 persons under Section 15(d) of the Exchange Act, as amended by The Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), we also request that the Staff confirm the Company's ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations.

The Company filed a Form 15 to terminate the registration of its common stock pursuant to Section 12(g)(4) of the Exchange Act on September 26, 2012 (the "First Form 15") consistent with Staff guidance on the requirements of Title 6 of the JOBS Act.[1] The termination of the registration of the Company's common stock under Section 12(g)(4) of the Exchange Act took effect on December 25, 2012, which date was 90 days following the filing of the First Form 15. If the Staff grants the relief sought by this letter, the Company intends to file another Form 15 to suspend its obligations to file periodic and current reports under Section 15(d) of the Exchange Act (the "Second Form 15"). The Second Form 15 will indicate that the Company is suspending its Section 15(d) reporting obligations pursuant to Exchange Act Rule 12h-3(b)(1)(i).[2] Subject to receiving the relief requested in this letter, the Company intends to cease filing reports under the Exchange Act upon the filing of its Second Form 15 to suspend the Company's Section 15(d) reporting obligations for its common stock pursuant to Exchange Act Rule 12h-3(b)(1)(i). After that time, the Company will not voluntarily file with or provide to the Commission any reports under the Exchange Act.

Except as otherwise set forth herein, the information in this letter regarding the Company has been provided to us by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf.

Factual Background

The Company is a bank holding company located in Birmingham, Michigan. As of the date of this correspondence, the Company is current in all of its reporting requirements under the Exchange Act, which it files as a "smaller reporting company" as defined in Rule 12b-2 of the Exchange Act. The Company's fiscal year ends on December 31 of each year.

The Company's common stock constitutes the only class of security of the Company subject to a reporting obligation under Section 15(d) of the Exchange Act. The Company has no securities registered or required to be registered under Sections 12(b) or 12(g) of the Exchange Act. The Company's common stock is currently quoted on the over-the-counter markets under the symbol "BBBI." As of the date hereof, the Company had 1,824,662 shares of its common stock, without par value, issued and outstanding and held by approximately 445 shareholders of record. In addition, the company is a participant in the U.S. Department of Treasury's (the "Treasury Department") Small Business Lending Fund Program, pursuant to which the Company

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[1] Form 15 has not yet been updated to reflect the changes to Exchange Act Section 12(g)(4), as amended by the JOBS Act. Accordingly, the First Form 15 included an explanatory note indicating that the Company is relying on Staff guidance to deregister pursuant to Section 12(g)(4) (as amended by the JOBS Act).

[2] As with Rule 12g-4, Rule 12h-3(b) has not yet been revised by the Commission to reflect the increased shareholder threshold from 300 to 1,200 persons. As a result, notwithstanding Rule 12h-3(c), the Company's Form 15 will include an explanatory note indicating that the Company is relying on a no-action letter (if received) issued by the Staff addressing the Company's ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d).

issued 4,621 shares of Series D preferred stock to the Treasury. As of the date hereof, there are 4,621 shares of Series D preferred stock outstanding and all of which continues to be held of record by 1 holder, the Treasury Department.

On November 14, 2005, the Securities and Exchange Commission declared effective the Company's Registration Statement on Form SB-2 (File No. 333-128127) related to its initial public offering of common stock, no par value. The offering expired on September 30, 2006 and the Company closed on the final sales early in the fourth quarter of 2006. Except with respect to the common stock underlying the warrants discussed more thoroughly in the next subsequent paragraph below, all shares of the Company's common stock registered on the Form SB-2 were sold prior to December 31, 2006, and the Company did not file any additional post-effective amendments to update the Form SB-2.

In addition to the shares of common stock, the Form SB-2 registered warrants for the purchase of 360,000 additional common shares which were granted to the initial shareholders of the Company (the "Shareholder Warrants") and warrants for the purchase of an additional 184,000 shares of common stock which were granted to the Company's 27 original organizers (the "Organizer Warrants"). All unexercised Shareholder Warrants have expired. The Organizer Warrants continue to be exercisable at a price of $10.00 per share and will remain exercisable until July 26, 2016, which date marks the ten year anniversary of the opening of the Company's commercial bank subsidiary, Bank of Birmingham. On April 27, 2007, the Company filed a Form 8-A with the Commission to register its common stock, Shareholder Warrants, and Organizer Warrants pursuant to section 12(g) of the Exchange Act. The Company filed a post-effective amendment to its Form SB-2 on November 21, 2012 to deregister all shares underlying the unexercised Organizer Warrants, which post-effective amendment was declared effective on December 4, 2012. The Company filed a Form 15 to terminate the registration under Rule 12g-4(a)(1) of the Exchange Act of the Shareholder Warrants and Organizer Warrants, which termination took effect on December 25, 2012.

On September 21, 2007, the Company filed a registration statement on Form S-8 (File No. 333-146221) with the Commission. The Form S-8 registered 225,000 shares of the Company's common stock authorized for issuance pursuant to the Birmingham Bloomfield Bancshares, Inc. 2006 Stock Incentive Plan (the "Incentive Plan"). The aggregate number of the Company's common shares underlying currently vested and unvested options granted under the Plan is 82,500 (the "Options"), all of which are held by three individual executive officers who report pursuant to Section 16 of the Exchange Act. No awards of additional options or sales of the Company's common stock have been made pursuant to the Incentive Plan thus far in 2012. The Company filed a post-effective amendment to its Form S-8 on October 1, 2012 to deregister all remaining unsold shares under the Plan, which post-effective amendment became effective upon filing. Following the Company's deregistration and suspension of filing requirements under the Exchange Act, the Company currently intends to use Rule 701 under the Securities Act in connection with the Incentive Plan.

The Company has no securities issued and outstanding other than its common stock, the Options, the Organizer Warrants, and the Series D preferred stock. The common stock constitutes the only class of security of the Company (equity or debt) subject to a reporting obligation under Section 15(d). Furthermore, other than its current reporting obligations under Section15(d) of the Exchange Act, the Company is not under any obligation, contractual or otherwise, to continue to comply with the reporting requirements of the Exchange Act. If the Company obtains the relief sought by this letter and files a Form 15 to suspend its duty to file reports under Section 15(d) of the Exchange Act, it will not thereafter file or furnish Exchange Act reports with the Commission.

Discussion:

The Jumpstart Our Business Startups Act (hereinafter, the "JOBS Act") was enacted on April 5, 2012 and has had a significant impact on the requirements of banks and bank holding companies to file periodic reports with the Commission pursuant to the requirements of Sections 12(g) and 15(d) of the Exchange Act. Specifically, Title V and Title VI of the JOBS Act amend Section 12(g) and Section 15(d) of the Exchange Act as follows:

- The holders of record threshold for Section 12(g) deregistration for banks and bank holding companies has been increased from 300 to 1,200 persons; and
- The holders of record threshold for the suspension of reporting under Section 15(d) for banks and bank holding companies has been increased from 300 to 1,200 persons.

Pursuant to Section 12(g)(4) of the Exchange Act, as amended, a bank holding company is entitled to terminate its registration of a class of securities under Section 12(g) if it files a Form 15 with the Commission certifying that such class of securities is held of record by less than 1,200 persons. As indicated above, because Form 15 has not yet been updated to reflect the changes to Exchange Act Section 12(g)(4) under the JOBS Act, the Company's First Form 15 included an explanatory note indicating that it is relying on Staff guidance to deregister the common stock pursuant to Section 12(g)(4) as it has been amended by the JOBS Act. As discussed above, the Company's Section 12(g) registration for the common stock terminated on December 25, 2012.

The termination of the Company's reporting obligations under Section 12(g) of the Exchange Act, however, revived the Company's reporting obligations under Section 15(d). Under Section 15(d), as amended by the JOBS Act, the obligations of a bank or bank holding company to file Exchange Act reports are automatically suspended as to any fiscal year, other than the fiscal year within which a registration statement became effective or was updated pursuant to Section 10(a)(3) of the Securities Act, if, at the beginning of such fiscal year, the securities of each class to which the registration statement relates are held of record by less than 1,200 persons. Rule 12h-3(a) under the Exchange Act provides that the duty under Section 15(d) of the Exchange Act to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15, if the issuer has less than the threshold number of record holders and has filed all reports required by Section 13(a) of the Exchange Act for its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15. The Company has filed all required reports under Section 13(a) of the Exchange Act for the periods specified by Rule 12h-3(a). But as with Rule 12g-4, Rule 12h-3(b) has not yet been revised by the Commission to reflect the increased shareholder threshold from 300 to 1,200 persons. Because the Company currently has approximately 445 shareholders of record, and notwithstanding Rule 12h-3(c) (discussed more thoroughly below), the Company could not rely on Rule 12h-3(a) to suspend its reporting obligations under Section 15(d) without the concurrence of the Staff addressing the Company's ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d). Although the Company's current number of holders of record exceeds the threshold set forth in Rule 12h-3(b)(1)(i), the Company should nevertheless be permitted to rely on Rule 12h-3 to suspend its Section 15(d) reporting obligations. We believe that the amendments to Section 15(d) of the Exchange Act effected by the JOBS Act demonstrate Congress's determination that bank holding companies with less than 1,200 shareholders of record should not be subject to the financial and administrative burdens of filing reports under the Exchange Act. Therefore, we believe that no-action relief allowing the Company to suspend its reporting obligations under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 is appropriate, notwithstanding that the Company exceeds the holder of record thresholds set forth in Rule 12h-3(b)(1)(i).

In addition to the foregoing, Rule 12h-3(c) provides that the relief provided under Rule 12h-3 is inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. In accordance with section 10(a)(3) of the Securities Act, registration statements filed on Forms S-3 and S-8 annually update themselves on the filing date of the registrant's annual report on Form 10-K, which is automatically incorporated by reference into the S-3 or S-8 registration statement. The Company filed the 10-K for its fiscal year ended December 31, 2011 on March 30, 2012, thereby automatically updating its S-8 registration statement for the 2012 fiscal year. As such, a literal interpretation of Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a) because the Company's latest Annual Report on Form 10-K for the year ended December 31, 2011 had the technical effect of updating the Company's effective registration statement on Forms S-8 identified above.

In its Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d) of the Exchange Act, that the benefits of current and periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public shareholders are involved. The Staff has granted no-action relief in circumstances where the literal application of Rule 12h-3(c) would result in comparatively limited public benefit in light of the burdens on the issuer of compliance with Exchange Act reporting requirements. Specifically, the staff's response to question 4 of the series of FAQs issued on April 11, 2012 relating to deregistration by bank holding companies in response to the JOBS Act amendments states that if an otherwise qualifying bank holding company has a registration statement that is updated during the current fiscal year pursuant to Securities Act Section 10(a)(3), but under which no sales have been made during the current fiscal year, the bank holding company may be eligible to see no-action relief to immediately suspend its Section 15(d) reporting obligation. In that respect, the Staff has concurred in permitting issuers to file a Form 15 in spite of the fact that such issuers had effective registration statements which had been automatically updated during the current fiscal year. In such instances, a primary factor involved no sales having been made under the registration statement during the current fiscal year. See collectively, e.g., International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment Inc. (available June 13, 2008); International Securities Exchange (available January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007); Cygnus, Inc. (available March 27, 2006); WaveRider Communications, Inc. (available March 31, 2006); Planet Technologies, Inc. (available February 7, 2008); and Summit Bank Corporation (available March 15, 2007).

In addition, the continued preparation of current and periodic reports for the fiscal year ended December 31, 2012 would impose a significant financial burden on the Company and would also involve a significant expenditure of managerial resources. The Company estimates that continued compliance for the fiscal year ending December 31, 2012 would cost the Company approximately $60,000, which does not include the "soft" costs associated with management's time and effort spent on compliance with its reporting obligations. Such burdens and efforts are overwhelmingly disproportionate to the benefit to be derived from continued reporting under the Exchange Act. In that regard, with respect to outstanding Options for the purchase of shares of the Company's common stock issued under the Incentive Plan, the three grantees holding all remaining options will not be disadvantaged by the absence of current and periodic reports under the Exchange Act on the basis that they are Section 16 reporting executive officers having access to material information regarding the Company. As stated earlier, no shares have been issued or awards granted during 2012 pursuant to the Incentive Plan, and the exercise prices of the outstanding option awards currently exceeds the price at which the common stock has recently been trading on the over the counter markets. As a consequence, the Company does not expect any such exercises while the options remain "underwater." Furthermore, after the Company ceases to be a reporting company, the issuance of securities pursuant to the Incentive Plan will comply with Rule 701 of the Securities Act. Rule 701 exempts from the registration requirement under the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and contracts relating to compensation by an issuer not subject to the reporting requirements of the Exchange Act. We believe the Incentive Plan will satisfy the eligibility requirement of Rule 701, and upon the effectiveness of the Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144, as provided by Rule 701(g). The Company acknowledges, and will advise all of the option holders under the Incentive Plan that the resale of shares acquired thereunder may only be conducted pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. See, e.g., I.C. Isaacs & Company, Inc. (available August 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

Conclusion:

For the foregoing reasons, it is respectfully requested that the Staff confirm that it concurs with the Company's view that the update and deemed effectiveness of the Company's registration statements on Form S-8 relating to the Incentive Plan would not preclude the Company, pursuant to Rule 12h-3(c) under the Exchange Act, from suspending its duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act. In addition, because Rule 12h-3(b) has not yet been revised by the Commission to reflect the increased shareholder threshold from 300 to 1,200 persons under Section 15(d) of the Exchange Act, we also request that the Staff confirm the Company's ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations. Subject to the Staff's concurrence with the requests set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3(b)(1)(i), which Form 15 will include an explanatory note indicating that the Company is relying on a no-action letter (if received) issued by the Staff addressing the Company's ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d) of the Exchange Act.

As indicated above, to facilitate the Company's cessation of Exchange Act reporting under section 15(d) of the Exchange Act, the Company filed a post-effective amendment to its S-8 registration statement on October 1, 2012 to immediately deregister all shares that currently remain unsold to date, and to discontinue any further issuance of the Company's common stock thereunder until it has confirmed the full availability of the Rule 701 exemption. In addition, the Company filed a post-effective amendment to its Form SB-2 on November 21, 2012 to deregister all shares remaining for issuance thereunder which underlie the Organizer Warrants. Following the Company's deregistration and suspension of filing requirements under the Exchange Act, the Company will not issue any shares in connection with the exercise of the Organizer Warrants without first determining whether an exemption from the registration requirements of the Securities Act is available, or registering the shares for issuance under the Securities Act. The Company further acknowledges that, if on the first day of any subsequent fiscal year there are more than 1,200 holders of record of the Company's common stock, any suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse and the Company will be required to resume periodic and current reporting.

The Company is current in all of its periodic and current reports required under the Exchange Act for the most recent three years and the portion of the current year through the date of this letter and will continue to file such reports, subject to receiving the relief requested in this letter, until the filing of the Second Form 15 to suspend the Company's Section 15(d) reporting obligations for the common stock pursuant to Exchange Act Rule 12h-3(b)(1)(i).

If the Staff has any questions concerning this request or requires additional information, please contact me at 419-321-1396 or via email at dmack@slk-law.com. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter.

Respectfully,



David J. Mack

DJM:plm

cc: Robert E. Farr, President & CEO
Birmingham Bloomfield Bancshares, Inc.

Thomas H. Dorr, CFO
Birmingham Bloomfield Bancshares, Inc.

Martin D. Werner, Esq.
Shumaker, Loop & Kendrick, LLP